ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 10, 2023

VIA EDGAR

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed August 7, 2023

File No. 001-40760

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 9, 2023 (the “Comment Letter”) relating to the Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) last filed by the Company on August 7, 2023. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Preliminary Proxy Statement (“Amendment No. 4”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. References to page numbers below (other than those in the Staff’s comments) are to the appropriate pages of Amendment No. 4.

Securities and Exchange Commission

August 10, 2023

Revised Preliminary Proxy Statement on Schedule 14A Filed August 7, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 47

1.	Please update the pro forma information as of the date of the most recent financial statements included in the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response:	In a telephone conference held on August 9, 2023, the Company discussed this comment with Mr. Ryan Milne, Ms. Theresa Brillant and Ms. Ta Tanisha Meadows of the Staff and it was determined and agreed that in lieu of updating the pro forma information as requested, the Company could include in the Revised Preliminary Proxy Statement, in addition to the Company’s unaudited financial statements as of and for the six-month periods ended June 30, 2023 and 2022, the Company’s unaudited financial statements as of and for the three-month periods ended March 31, 2023 and 2022. The Company has included such additional financial statements of the Company in Amendment No. 4 commencing on page F-2.

Financial Statements

Lyneer Investments LLC, page 4F-1

2.	Please note the requirement to update target company financial statements is based on the registrant’s obligation to update under Rule 8-08 of Regulation S-X. Therefore, please update the financial statements of Lyneer Investments LLC as of and for the six months ended June 30, 2023.

Response:	In the telephone conference referred to in response to comment 1 above, it was determined and agreed that no additional information will be required to be included in the Revised Preliminary Proxy Statement in response to this comment.

As the Company desires to file its definitive proxy materials with the Commission on the date hereof and to immediately commence the mailing of such materials to its stockholders, and it is the goal of the Company to have the Revised Preliminary Proxy Statement cleared by the Staff as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 4 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige